UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road

Economic & Technological Development Zone, Yantai

Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On October 26, 2025, Digital Currency X Technology Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Original Agreement”) with certain investors (the “Purchasers”). Under the Original Agreement, the Purchasers agreed to subscribe for, and the Company agreed to issue and sell, an aggregate of US$300,000,000 of units (the “Units”) with each Unit consisting of one ordinary share, par value of US$0.003 per share (the “Ordinary Share”) of the Company and three warrants (the “Warrants”), at a purchase price of US$0.1 per Unit. The Warrants have an exercise price of $0.12 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after October 26, 2025 and will expire three (3) years after that date.

Subsequent to the execution of the Original Agreement, on November 3, 2025, the Company completed a 100-for-1 consolidation of its issued and unissued Ordinary Shares, resulting in an increase in the par value of each Ordinary Share from US$0.003 to US$0.3. Pursuant to Cayman Islands law, shares cannot be issued at a price below their par value. Consequently, the original per Unit purchase price of $0.1 specified in the Original Agreement became invalid.

To address this, on November 25, 2025, the Company and the Purchasers entered into a Supplemental Agreement to Securities Purchase Agreement (the “Supplemental Agreement”), which replaced the relevant terms in the Original Agreement (the “Private Placement”). Pursuant to the Supplemental Agreement, the purchase price per Unit was increased from US$0.1 per Unit to US$1.27 per Unit, the total number of Units to be issued by the Company to Purchaser was reduced from 30,000,000 Units to 23,622,047 Units, calculated as US$30,000,000 aggregate investment divided by US$1.27 per Unit, and the exercise price for each Warrant was increased from US$0.12 per Ordinary Share to US$1.40 per Ordinary Share.

The Private Placement was closed in December 2025. The Company intends to use the proceeds from the Private Placement for working capital and general corporate purposes.

The foregoing description of the Original Agreement, Supplemental Agreement and Warrant do not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Warrant, the form of Original Agreement and the form of Supplemental Agreement which are filed as Exhibits 4.1, 10.1 and 10.2 hereto, respectively, and are incorporated herein by reference.

This report on Form 6-K and the attached exhibit are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description
4.1	Form of Warrant dated October 26, 2025
10.1	Form of Securities Purchase Agreement dated October 26, 2025 between Digital Currency X Technology Inc. and Purchasers
10.2	Form of Supplemental Agreement to Securities Purchase Agreement dated November 25, 2025 between Digital Currency X Technology Inc. and Purchasers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2026	Digital Currency X Technology Inc.

	By:	/s/ Dongchun Fan
	Name:	Dongchun Fan
	Title:	Chief Financial Officer